December 30, 2024

Janet Huffman
Chief Financial Officer
Oragenics, Inc.
1990 Main Street, Suite 750
Sarasota, Florida 34236

       Re: Oragenics, Inc.
           Registration Statement on Form S-1
           Filed December 18, 2024
           File No. 333-283927
Dear Janet Huffman:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise the header information to clarify that the Units may contain pre-funded warrants. Please also include the placement agent warrants in the header.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 December 30, 2024
Page 2

       Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 with any other questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Life Sciences
cc:   Julio C. Esquivel, Esq.